# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Apollo S3 Private Markets Fund, CIK 0001978024
CUSIP: 000000000
Title of class of securities: Class I common shares of beneficial interest, no par value per share
Address of issuer's principal executive offices: 9 West 57th Street, New York, New York (NY), 10019
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0002012136
Persons authorized to receive notices and communications: Ryan P. Brizek, Esq., Debra Sutter, Esq., Simpson Thacher & Bartlett LLP, 900 G Street, N.W., Washington, District Of Columbia (DC), 20001, 202-636-5500

## Reporting persons
- Apollo Principal Holdings B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,130,055.55; sole dispositive power 0; shared dispositive power 1,130,055.55; aggregate amount beneficially owned 1,130,055.55 (10.6% of the class)
- Apollo S3 Holdings (ASPM AIV), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,043,303.79; sole dispositive power 0; shared dispositive power 2,043,303.79; aggregate amount beneficially owned 2,043,303.79 (19.2% of the class)
- Apollo S3 Advisors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,043,303.79; sole dispositive power 0; shared dispositive power 2,043,303.79; aggregate amount beneficially owned 2,043,303.79 (19.2% of the class)
- Sliders Advisors GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,043,303.79; sole dispositive power 0; shared dispositive power 2,043,303.79; aggregate amount beneficially owned 2,043,303.79 (19.2% of the class)
- APH Holdings (DC), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 2,043,303.79; sole dispositive power 0; shared dispositive power 2,043,303.79; aggregate amount beneficially owned 2,043,303.79 (19.2% of the class)
- Apollo Principal Holdings B GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,173,359.34; sole dispositive power 0; shared dispositive power 3,173,359.34; aggregate amount beneficially owned 3,173,359.34 (29.9% of the class)
- APO Corp. (CIK 0002012136): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,173,359.34; sole dispositive power 0; shared dispositive power 3,173,359.34; aggregate amount beneficially owned 3,173,359.34 (29.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I common shares of beneficial interest, no par value per share
Name of issuer: Apollo S3 Private Markets Fund
Address of issuer's principal executive offices: 9 West 57th Street, New York, New York (NY), 10019
Comment:
This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the Securities and Exchange Commission on October 21, 2024, as amended by Amendment No. 1 filed with the Securities and Exchange Commission on November 25, 2024 (as amended, the "Schedule 13D") related to Class I common shares of beneficial interest, no par value per share (the "Class I Shares"), of Apollo S3 Private Markets Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the "1940 Act") (the "Issuer" or the "Company").

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D filed on October 21, 2024.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 5 hereof is hereby incorporated by reference into this Item 3.

Apollo S3 RIC Management, L.P. (the "Adviser") is the Issuer's investment adviser and an entity indirectly owned and controlled by APO Corp. ("APO"). The Adviser and/or its affiliates may purchase shares on behalf of investors (or deliver to such investors shares from the assets of the Adviser or its affiliates) that contributed capital to the Issuer on or before June 30, 2025, up to 3% of such investors' shares (the "Adviser Transfer Transactions"). Apollo Principal Holdings B, L.P. ("Holdings"), an affiliate of the Adviser, may from time to time, pursuant to the Adviser Transfer Transactions, transfer shares to such eligible investors for no consideration. Apollo S3 Holdings (ASPM AIV), L.P. ("ASPM S3 AIV"), contributed capital to the Issuer and may receive shares pursuant to the Adviser Transfer Transactions.

On each of October 29, 2025, January 29, 2026, April 29, 2026 and July 29, 2026, pursuant to the Adviser Transfer Transactions, Holdings disposed of 23,543, 23,601.925, 23,622.078 and 23,657.383 Class I Shares, respectively, and ASPM S3 AIV acquired 5,050, 5,062.528, 5,082.814 and 5,095.521 Class I Shares, respectively.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 (a)-(c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b) Calculation of the percentage of the Class I Shares beneficially owned is based on 10,616,666.37 Class I Shares outstanding as of July 29, 2026, as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of the Class I Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Holdings directly holds 1,130,055.55 Class I Shares. ASPM S3 AIV directly holds 2,043,303.79 Class I Shares. Apollo S3 Advisors, L.P. ("S3 Advisors") is the general partner of ASPM S3 AIV. The general partner of S3 Advisors is Sliders Advisors GP, LLC ("Sliders"). The sole member of Sliders is APH Holdings (DC), L.P. ("APH"). Apollo Principal Holdings B GP, LLC ("Holdings GP") is the general partner of each of Holdings and APH. The sole member of Holdings GP is APO. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class I Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership of such Class I Shares and any assertion or presumption that they and the other persons on whose behalf this statement is filed constitute a "group."
Transactions in the class effected during the past sixty days: Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons, to the best of the knowledge of such persons, has effected any transaction in the Class I Shares in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows.

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

## Signatures
- Apollo Principal Holdings B, L.P.: /s/ Kristin Hester, Kristin Hester, Vice President of Apollo Principal Holdings B GP, LLC, its general partner (07/31/2026)
- Apollo S3 Holdings (ASPM AIV), L.P.: /s/ James Elworth, James Elworth, Vice President of Sliders Advisors GP, LLC, general partner of Apollo S3 Advisors, L.P., its general partner (07/31/2026)
- Apollo S3 Advisors, L.P.: /s/ James Elworth, James Elworth, Vice President of Sliders Advisors GP, LLC, its general partner (07/31/2026)
- Sliders Advisors GP, LLC: /s/ James Elworth, James Elworth, Vice President (07/31/2026)
- APH Holdings (DC), L.P.: /s/ Kristin Hester, Kristin Hester, Vice President of Apollo Principal Holdings B GP, LLC, its general partner (07/31/2026)
- Apollo Principal Holdings B GP, LLC: /s/ Kristin Hester, Kristin Hester, Vice President (07/31/2026)
- APO Corp.: /s/ William B. Kuesel, William B. Kuesel, Vice President (07/31/2026)